UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

 NEWS RELEASE

PORTAGE’S BIOHAVEN GRANTED UNITED STATES PATENT FOR GLUTAMATE AGENTS IN THE TREATMENT OF MENTAL DISORDERS

Intellectual property licensed from Yale University protects the use of certain glutamate modulating agents in the treatment of Generalized Anxiety Disorder (GAD) until 2029

Toronto, Ontario, August 6, 2014 – Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), where it holds approximately 54% equity, was granted Patent No. 8,778,979 B2 on July 15, 2014 by the U.S. Patent and Trademark Office (“USPTO”) related to intellectual property licensed from Yale University. The granted patent claims cover the use of certain glutamate modulating agents in the treatment of Generalized Anxiety Disorder (GAD). Additionally, the granted patent includes dependent mechanistic claims regarding the modulation of glutamate in GAD.

The USPTO also granted patent term adjustments totalling 1,118 days. Declan Doogan M.D., CEO of Portage and Executive Chairman of BioHaven, stated, “The ‘979 patent will provide strong intellectual property protection for our lead drug candidate in GAD and importantly, over 3 years of patent term adjustments extends our patent coverage until April 27, 2029.” Biohaven also has exclusive rights to all continuations, divisionals, and continuations-in-part that stem from Yale’s parent U.S. Patent Application No. 11/399,188 related to the use of glutamate modulating agents in a range of neuropsychiatric disorders.

Robert Berman M.D., Chief Medical Officer of Biohaven and Adjunct Professor of Psychiatry, Yale University School of Medicine added, “As we work towards achieving commercialization of our lead compound in GAD, the intellectual property protection until 2029 will allow us to maximize the value of a successful drug development program and will also be attractive to potential future partners.”

GAD affects approximately 6.8 million adults or 3% of the U.S. population. GAD is often a chronic disorder with significant impairment in social and work functioning. GAD is characterized by excessive anxiety and uncontrollable worry that interferes with an individual’s daily functioning. Anxiety symptoms are often accompanied by restlessness, fatigue, difficulty concentrating, irritability, muscle tension and increased sleep. GAD is more common in women than men and is often characterized by a chronic course.  Current medication treatments are fully effective in only half of patients and improved treatments are needed.

About Biohaven

BioHaven is a privately-held biopharmaceutical company, wherein Portage holds approximately 54% equity, is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. BioHaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate is a glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (“PPL”). PPL holds an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein transduction technology developed by Trojantec. PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favorable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

PPL has prioritized inflammation as an area with a large therapeutic opportunity.
Using a cargo peptide against an anti-inflammatory target, PPL has demonstrated not only cell penetration but also convincing in-vitro and in-vivo pharmacological effects mediated intracellularly. The lead compound is being evaluated in several animal models of human inflammatory disease that will determine its first indication.

Portage is seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com or visit our website at www.portagebiotech.com

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.